Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CSG Systems International, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of CSG Systems International, Inc. of our reports dated February 28, 2014, with respect to the consolidated balance sheets of CSG Systems International, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of CSG Systems International, Inc.

/s/ KPMG LLP

Omaha, Nebraska

June 5, 2014